Exhibit 99.1

Date: January 30, 2022

To: Queen’s Gambit Growth Capital (“GMBT”) and Pivotal Holdings Corp (“Issuer”)

Address: 55 Hudson Yards

44th Floor

New York, NY 10001

From: ACM AART VII B, LLC, a Delaware limited liability company (“Subscriber”)

Re: Termination of Subscription Agreement

Ladies and Gentlemen:

Reference is made to that certain subscription agreement dated as of November 15, 2021, by and among GMBT, Issuer, and Subscriber (the “Subscription Agreement”) with respect to the subscription for and purchase of Class A Ordinary Shares, par value $0.0001 per share, of Issuer by Subscriber. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Subscription Agreement.

1.    Termination of the Subscription Agreement. Each of the parties to the Subscription Agreement, pursuant to Section 9(b) thereof, hereby agree that, as of the date hereof, the Subscription Agreement shall terminate and be void and of no further force and effect, with all rights and obligations of the parties thereunder terminated without any further liability on the part of any such party in respect thereof.

2.    Release. Effective as of the date hereof, each party to this agreement (in such capacity, the “Releasing Party”) does hereby, for itself and each of its affiliates, release and forever discharge the other parties and their affiliates and each of their respective current or former equityholders, directors, officers, agents and employees (in each case, in such person’s respective capacity as such), from any and all liabilities whatsoever to the Releasing Party or any of its affiliates, whether at law or in equity, arising from, related to or in connection with the Subscription Agreement or the Subscription.

3.    Governing Law. This letter agreement, and any claim or cause of action hereunder based upon, arising out of or related to this letter agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this letter agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

4.    Counterparts; Signatures. This letter agreement may be executed in one or more counterparts each of which shall be deemed to be an original and which together shall constitute the same agreement. For purposes of this letter, the signature page hereto signed and transmitted by facsimile machine is to be treated as an original document. The signature of any person thereon, for purposes hereof, is to be considered as an original signature, and this letter transmitted is to be considered to have the same binding effect as an original signature on an original document.

[Signature Pages Follow]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this letter agreement and returning it to us at your earliest convenience.

Very truly yours,

ACM AART VII B, LLC

By:	/s/ Ivan Zinn
Name:	Ivan Zinn
Title:	Authorized Signatory

Agreed and accepted by:

QUEENS GAMBIT GROWTH CAPITAL

By:	/s/ Victoria Grace
Name:	Victoria Grace
Title:	Chief Executive Officer

PIVOTAL HOLDINGS CORP

By:	/s/ Youssef Salem
Name:	Youssef Salem
Title:	Director

Agreed and accepted by:

SWVL INC.

By:	/s/ Youssef Salem
Name:	Youssef Salem
Title:	Chief Financial Officer